UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January 2007

Commission File Number: 000-22628

ARCADIS N.V.

(Translation of registrant’s name into English)

Nieuwe Stationsstraat 10

6811 KS Arnhem

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A

ARCADIS NV Nieuwe Stationsstraat 10 P.O. Box 33 6800 LE Arnhem The Netherlands Tel +31 26 3778 292 Fax +31 26 4438 381 www.arcadis-global.com

PRESS RELEASE

ARCADIS ACQUIRES COST MANAGEMENT COMPANY

Arnhem, the Netherlands — January 17, 2007 — ARCADIS (NASDAQ: ARCAF, EURONEXT: ARCAD), the international consultancy and engineering company has announced today that it has reached an agreement on the acquisition of the Dutch cost management company BFB Bouw- en bouwkostenadviseurs (BFB). BFB, with its headquarters in Zwolle, employs 65 people and has gross revenue of € 6 million. The company will be combined with the cost management activities of PRC, a 100% subsidiary of ARCADIS. With this step, PRC will be market leader in the field of high-quality cost management and consultancy in the Netherlands. Other financial details were not disclosed.

BFB is an independent cost management consultant in the fields of housing and construction, new housing development and reconstruction, renovation, restoration and redevelopment. BFB has offices in Zwolle, Nijmegen, Delft en Utrecht.

Michiel Jaski, member of the Executive Board of ARCADIS, comments on this acquisition: “With BFB, our PRC subsidiary takes a leading role in the areas of cost management, project management and real estate management, and strengthens its geographical presence. In addition, BFB has extensive experience in working with private clients, also strengthening PRC’s position in that field.”

Hans Huiskamp of BFB says: “Taking this step enables us to take advantage of the knowledge and experience of PRC, as well as the strong name PRC has in the market. In this way we strengthen and broaden our joint position.”

ARCADIS is an international company providing consultancy, engineering and management services in infrastructure, environment and facilities, to enhance mobility, sustainability and quality of life. ARCADIS develops, designs, implements, maintains and operates projects for companies and governments. With more than 11,000 employees and $1.5 billion in gross revenue, the company has an extensive international network that is supported by strong local market positions. Please visit the website at www.arcadis-global.com or www.arcadis-us.com.

For more information please contact:

Joost Slooten, ARCADIS NV; phone: +31-26-3778604; outside office hours: +31-6-2706-1880; e-mail: j.slooten@arcadis.nl  www.arcadis-global.nl  www.prc.nl

Except for historical information contained herein, the statements in this release are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements involve known and unknown risks and uncertainties that may cause the company’s actual results in future periods to differ materially from forecasted results. Those risks include, among others, risks associated with possible changes in environmental legislation and risks with regard to the Company’s ability to acquire and execute projects.  These and other risks are described in ARCADIS’ filings with the Securities and Exchange Commission over the last 12 months, copies of which will be available from the SEC or may be obtained upon request from the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCADIS N.V.

Date: January 19, 2007	By:	/s/ C.M. Jaski
Member Executive Board